AB 3/11

UNI 08029498
SECURITIES AND E... C...
Washington, D.C. 20549

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PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alerus Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Columbia Road South
(No. and Street)

Grand Forks (City) ND (State) 58201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Kraft 701-795-4072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady, Martz + Associates, P.C.
(Name – *if individual, state last, first, middle name*)

401 DeMers Avenue, Suite 300 (Address) Grand Forks (City) ND (State) 58201 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 3 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Kraft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alerus Securities Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L. DURKIN
Notary Public, State of North Dakota
My Commission Expires September 20, 2008
STATE OF NORTH DAKOTA
NOTARY PUBLIC SEAL

[signature]
Signature

President
Title

Karen L Durkin
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALERUS SECURITIES CORPORATION

GRAND FORKS, NORTH DAKOTA

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

TABLE OF CONTENTS

* * * * * * * * * * *

BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Alerus Securities CorporationAlerus Securities Corporation
Grand Forks, North Dakota

We have audited the accompanying statement of financial condition of Alerus Securities Corporation as of December 31, 2007 and 2006, and the related statements of income, stockholder's equity and cash flows for the years ended December 31, 2007 and 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alerus Securities Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 12, 2008

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498

OTHER OFFICES: Minot and Bismarck, ND
Thief River Falls, MN

ALERUS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2007 and 2006

	2007	2006
ASSETS		
CURRENT		
Cash and Cash Equivalents	$ 774,332	$ 163,525
Cash Segregated Under Federal and Other Regulations	677,155	-
Marketable Securities	1,381,895	1,195,271
Interest Receivable	15,542	12,478
Commission Receivable	143,644	115,988
Prepaid Expenses	18,110	22,420
Deferred Income Taxes	1,371	1,494
Total Current Assets	$ 3,012,049	$ 1,511,176
PROPERTY AND EQUIPMENT		
Furniture and Equipment	$ 148,271	$ 148,271
Accumulated Depreciation	(148,271)	(147,874)
Net Property and Equipment	$ -	$ 397
OTHER ASSETS		
Acquisition Goodwill	$ 255,015	$ 255,015
TOTAL ASSETS	$ 3,267,064	$ 1,766,588
LIABILITIES		
CURRENT		
Accrued Expenses	$ 109,521	$ 93,881
Payable to Customers	801,635	-
Income Taxes Payable	272,599	78,510
Payable to Clearing Oranizations	11,426	10,027
Total Current Liabilities	$ 1,195,181	$ 182,418
LONG-TERM		
Deferred Taxes	$ 49,019	$ 40,916
STOCKHOLDER'S EQUITY		
COMMON STOCK ($.01 Par Value- 1,500 Shares Authorized, 50 Shares Issued and Outstanding)	$ 1	$ 1
ADDITIONAL PAID-IN CAPITAL	1,600,914	1,600,914
RETAINED EARNINGS/(DEFICIT)	421,949	(57,661)
Total Stockholder's Equity	$ 2,022,864	$ 1,543,254
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,267,064	$ 1,766,588

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF INCOME
For the Years Ended December 31, 2007 and 2006

	2007	2006
REVENUES		
Commissions	$ 1,765,380	$ 1,566,012
Investment Income	158,649	54,407
Other Income	35,000	-
Total Revenue	$ 1,959,029	$ 1,620,419
EXPENSES		
Employee Compensation and Benefits	$ 837,106	$ 752,942
Education and Training	11,504	9,768
Occupancy Costs	46,618	51,607
Advertising and Promotion	12,072	22,804
Brokerage, Exchange and Clearance Fees	106,344	103,124
Other Operating Expenses	168,510	174,327
Total Expenses	$ 1,182,154	$ 1,114,572
NET INCOME BEFORE INCOME TAXES	$ 776,875	$ 505,847
Income Tax Expense	297,265	189,943
NET INCOME	$ 479,610	$ 315,904

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings/(Deficit)	Total
BALANCE,DECEMBER 31, 2005	$ 1	$ 1,600,914	$ (373,565)	$ 1,227,350
Net Income 2006			315,904	315,904
BALANCE,DECEMBER 31, 2006	$ 1	$ 1,600,914	$ (57,661)	$ 1,543,254
Net Income 2007			479,610	479,610
BALANCE,DECEMBER 31, 2007	$ 1	$ 1,600,914	$ 421,949	$ 2,022,864

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
OPERATING ACTIVITIES		
Net Income	$ 479,610	$ 315,904
Adjustments to Reconcile Net Income to		
Net Cash Provided (Used) by Operating Activities:		
Depreciation and Amortization	397	6,333
Deferred Income Taxes	8,226	11,433
(Gains) Losses on Investments	(47,723)	6,180
Effects on Operating Cash Flows Due to Changes in:		
Interest Receivable	(3,064)	(1,339)
Prepaid Expenses	4,310	(4,444)
Commissions Receivable	(27,656)	(44,349)
Cash Segregated under Federal and Other Regulations	124,480	-
Investments	(138,901)	(407,991)
Accrued Expenses	15,640	32,340
Payable to Clearing Organizations	1,399	10,027
Taxes Payable	194,089	(19,754)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 610,807	$ (95,660)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	163,525	259,185
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 774,332	$ 163,525

See Accompanying Notes to the Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alerus Securities Corporation is a wholly owned subsidiary of Alerus Financial, which is a wholly owned subsidiary of Alerus Financial Corporation. The Company conducts its business as a registered broker-dealer in securities. As such, the Company initiates securities purchase and sale transactions on behalf of its customers through an affiliation with another broker-dealer who executes the transactions and provides various other customer account services on a fully disclosed basis. Its principal market is located in Eastern North Dakota and the surrounding region.

Cash and Cash Equivalents For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents. The cash amount also includes investments classified as cash equivalents that are restricted in nature.

Securities Transactions Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Furniture and Equipment Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives of 5 to 10 years.

Commission Income Commission income from customer security transactions is recorded on a trade date basis.

Advertising Expense Advertising expenses were $8,356 and $9,454 for the years ended December 31, 2007 and 2006, respectively. Advertising costs are expensed as incurred.

Income Taxes Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the financial and tax bases of development costs and furniture and equipment. The deferred taxes represent the future tax return consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company files a consolidated Federal income tax return with its parent and affiliated companies and a separate state income tax return. The income tax relating to the individual companies is generally computed as if each company had filed a separate return, and any tax benefits realized by a company as a result of filing a consolidated return are paid to the company providing the benefits.

Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification Certain amounts have been reclassified in prior years to conform to the current period presentation.

NOTE 2 RESTRICTED CASH

Cash and cash equivalents include amounts of cash that are restricted in nature. This cash is restricted because it must be kept on hand at a respective broker-dealer in order to enter into transactions with them. At December 31, 2007 and 2006, the amount of cash restricted for RBC Dain was $100,000.

NOTE 3 CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, at December 31, 2007, cash required to be segregated under federal and other regulations reflects $677,155 that was segregated for the exclusive benefit of customers. An additional transfer of $124,480 was made to the special reserve account for the exclusive benefit of customers on January 2, 2008 pursuant to the December 28, 2007 customer reserve calculation.

NOTE 4 MARKETABLE SECURITIES

Marketable securities owned by the Company at December 31, 2007 and 2006 are as follows:

	12-31-07	12-31-06
Obligations of U.S. Government	$1,381,895	$1,195,271

NOTE 5 PAYABLE TO CUSTOMERS

Amounts payable to investment customers are directly related to cash transactions arising from the trading activity of agricultural securities and amounted to $801,635 as of December 31, 2007.

NOTE 6 RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies due to common ownership by Alerus Financial Corporation. Certain common costs, which are incurred by one member of the group, may benefit the other members. Allocation of these costs is done according to the discretion of management. These costs relate primarily to services provided and costs incurred in the areas of administrative and management support. These cost allocations may not be representative of the costs that would have been incurred had the Company been operating independently. Reimbursements by the Company for services provided and expenses incurred by Alerus Financial for 2007 and 2006 amounted to $78,240 and $75,096, respectively.

Affiliated companies own the facilities occupied by Alerus Securities Corporation. The facility leases are classified as operating leases and extended through October 31, 2007. The leases called for monthly payments in accordance with the agreements. Rental payments amounted to $46,167 and $45,260 for the years ended December 31, 2007 and 2006, respectively.

As of December 31, 2007, the leases had expired and had not yet been renewed. Therefore, there are no future minimum lease payments.

NOTE 7 EMPLOYEE RETIREMENT PLAN

The Company participates in the employee defined contribution retirement plans including a noncontributory profit sharing plan, an employee stock ownership plan (ESOP) and a salary reduction profit sharing plan of Alerus Financial Corporation. The plans cover substantially all full-time employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the noncontributory profit sharing plan and the ESOP are determined annually by the Board of Directors at their discretion and allocated to participants based on a percentage of annual compensation. Under the salary reduction profit sharing plan, the Company contributes 100 percent of amounts deferred by employees up to 3 percent of eligible compensation and 50 percent of amounts deferred by employees between 3 percent and 6 percent of eligible compensation. Contributions to the Plans for 2007 and 2006 were $48,335 and $38,211, respectively.

NOTE 8 INCOME TAXES

The total applicable income taxes reported in the statement of income for the years ended December 31, 2007 and 2006 includes the following components:

	2007	2006
Current:		
Federal	$ 240,955	$ 161,595
State	48,084	16,915
Total	$ 289,039	$ 178,510
Deferred:		
Federal	$ 6,941	$ 5,273
State	1,285	6,160
Total	$ 8,226	$ 11,433
Total Current and Deferred:		
Federal	$ 247,896	$ 166,868
State Total	49,369	23,075
	$ 297,265	$ 189,943

Net long-term deferred income taxes are included in other liabilities for the years ended December 31, 2007 and 2006. Net short-term deferred taxes are included as current assets on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax liabilities are as follows at December 31, 2007 and 2006.

	2007	2006
Deferred Tax Assets		
Accrued Flexible Time Off	$ 1,371	$ 1,494
Net Current Deferred Tax Asset	$ 1,371	$ 1,494
Deferred Tax Liabilities		
Depreciation	$ -	$ 57
Goodwill Amortization	49,019	40,859
Net Long-Term Deferred Tax Liability	$ 49,019	$ 40,916
Net Deferred Tax Liabilities	$ 47,648	$ 39,422

The Company files a consolidated Federal income tax return with its parent and affiliated companies. Amounts payable by the Company in connection with filing a consolidated Federal income tax return amounted to $240,955 at December 31, 2007 and $161,595 at December 31, 2006.

NOTE 9 GOODWILL

In December 1998, the Corporation acquired the assets of a business which provides brokerage services. The asset purchase resulted in goodwill being recorded in the amount of $319,879. The amount of accumulated amortization at December 31, 2007 was $64,864. The carrying value of the goodwill at December 31, 2007 was $255,015.

Effective January 1, 2002, the Corporation applied FASB Statement No. 142, goodwill and other intangible assets, which requires the Corporation to cease amortization of goodwill effective January 1, 2002, and instead requires the Corporation to test goodwill for impairment. The Corporation tests for impairment each June 30. There were no changes in the carrying amount of $255,015 of goodwill due to impairment for the years ended December 31, 2007 and 2006.

NOTE 10 DEPRECIATION EXPENSE

Depreciation expense charged to operations was $397 and $6,333 in 2007 and 2006, respectively.

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined under this rule). The Company, as defined under Rule 15c3-1, accepts deposits from customers and handles the transition of cash between the clearing broker and customers. It is subject to the $250,000 net capital requirements for clearing-broker dealers. As of December 31, 2007, the Company had net capital of $1,692,556, which was $1,442,556 in excess of its required net capital of $250,000.

* * * * * * * * * * * *

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2007

SCHEDULE I
ALERUS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2007

Total Stockholder's Equity Qualified for Net Capital		$ 2,022,864
Deductions and Charges		
Non Allowable Assets		
Acquisition Goodwill	$ 255,015	
Furniture and Equipment- Net	-	
Intercompany Receivables		
Prepaid Expenses	18,110	
Deferred Taxes		273,125
Net Capital Before Haircuts on Securities Positions		$ 1,749,739
Haircuts on Securities		
Trading and Investment Securities		
U.S. Government Agencies	$ 48,948	
Money Market Funds and Other	8,235	57,183
NET CAPITAL		$ 1,692,556
AGGREGATE INDEBTEDNESS		
Items Included in Consolidated Statements of Financial Condition		
Payable to Clearing Broker		$ 11,426
Brokerage Commissions Payable		50,899
Accrued Expenses on Employee Benefit Plans		29,957
Other Accounts Payable and Accrued Expenses		1,102,899
Less: Cash in Special Reserve		(677,155)
AGGREGATE INDEBTEDNESS		$ 518,026
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 250,000
Excess Net Capital at 1500%		$ 1,442,556
Excess Net Capital at 1000%		$ 1,640,753

There are no material differences between the computation of net capital above and the calculation performed by Alerus Securities for regulatory filings.

EXEMPTIONS

The Company is exempt from presenting other supplementary schedules under SEC Rule 15c3-1 (k) (2) (ii) as an introducing broker.

BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

To the Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Alerus Securities Corporation (the "Company") as of and for the year ended December 31, 2007, In accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498

OTHER OFFICES: Minot and Bismarck, ND
Thief River Falls, MN

Because of inherent limitations in any internal control structure or the practices and procedures referred in above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. A material weakness was noted in our audit as the Controller of the Corporation, in the normal course of his duties, posts accounting transactions, has authority to initiate bank account transactions, while being charged with reconciling duties with not further supervisory review. A proper system of internal control requires that all three of these functions be segregated between individuals. To mitigate the risks associated with the lack of controls we recommend these duties be segregated accordingly.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 12, 2008

Management Response

To Brady, Martz Management Letter Recommendations

As of December 31, 2007

Segregation of Duties

As a management group we recognized the lack of segregation of duties as it related to the cash accounts of Alerus Securities. A meeting was held in October 2007 to discuss the issue and develop a reconciliation review process to mitigate this risk. The process has since been fully implemented and all reviews were completed by January 11, 2008. To further mitigate the risk, it has been decided to remove the Controller from the signature cards and only allow on-line transfers between Company accounts. All issues will be completed by March 31, 2008.

END